

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2024

Andrew Kuhn
Partner
Focused Compounding Fund, LP
3838 Oak Lawn Avenue, Suite 1000
Dallas, TX 75219

> **Re: Focused Compounding Fund, LP**
> **Parks! America, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed April 16, 2024 by**
> **Focused Compounding Fund, LP, Geoff Gannon, Andrew Kuhn, Jacob**
> **McDonough, and Ralph Molina**
> **File No. 000-51254**

Dear Andrew Kuhn:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Background to the Solicitation, page 7

1. You state on page 8 that "[n]o reason was publicly given" with respect to John Gannon's voluntary resignation. We note this appears to be inconsistent with disclosure in the Company's Form 8-K filed March 1, 2024 that Mr. Gannon "resigned for personal reasons, citing a desire to devote more time to his family and a shift in life priorities." Please revise or advise.

Reasons for the Solicitation, page 9

2. We note your disclosure that after the Special Meeting and Mr. Gannon's resignation, the Company's "remaining directors remained on the Board and have decided to stand for election at the Annual Meeting." Please revise to reflect that Dale Van Voorhis is not

standing for election.

Proposal 1 - Election of Directors, page 11

3.   With a view towards improved disclosure, please describe in greater detail the effects of a possible change of control referenced in the first paragraph of this section.

4.   In your revised disclosure, please clearly state the occupations and employment during the past five years for all Focused Compounding Nominees. See Item 7(b) of Schedule 14A and Item 401(e)(1) of Regulation S-K. For example, your disclosure does not include when Ralph Molina began serving in his current position or the principal business of his employer. Please also clarify Geoffrey Gannon and Andrew Kuhn's occupations and employment during the past five years. In this respect we note that while your disclosure states that Focused Compounding Capital Management "launched in 2018" and "is still active today," it does not state whether each of Mr. Gannon and Mr. Kuhn began serving in his respective role at Focused Compounding Capital Management in 2018 or still holds such position.

Quorum Broker Non-Votes; Discretionary Voting, page 21

5.   Please revise the last paragraph of this section regarding brokers' discretionary authority to vote on the ratification of GBQ LLC as the Company's registered independent public accounting firm for 2024. Refer to page 13 of the Company's definitive proxy statement filed on April 23, 2024, which indicates that "[t]o the extent that Focused Compounding provides proxy materials to a broker, bank or other nominee (in addition to the Company's proxy materials), none of the matters to be considered at the Annual Meeting will be considered 'routine' under the Broker Rules; therefore, if you do not provide voting instructions to your broker, bank or other nominee holding shares for you, your broker, bank, or other nominee will not have authority to vote your shares on Proposals 1, 2, 3, 4 or 5."

Additional Participant Information, page 23

6.   You define "Participants" to include only the "Focused Nominees," but in the preceding sentence and language elsewhere in the proxy statement indicate that Focused Compounding Fund, LP and Focused Compounding Capital Management, LLC are participants for whom disclosure must be included pursuant to Item 5(b) of Schedule 14A. Consider revising your disclosure to provide clarity with respect to the participants in the solicitation and provide all disclosure required by Item 5(b) of Schedule 14A.

Solicitation of Proxies, page 23

7.   Your disclosure states that the solicitation of proxies will be made by, among other people, certain employees of the Focused Compounding Group. Please describe the class or classes of employees to be so employed, and the manner and nature of their employment for such purpose. Refer to Item 4(b)(2) of Schedule 14A.

Other Matters and Additional Information, page 24

8. We note your statement that "[a]ll information relating to any person other than the Participants is given only to the knowledge of Focused Compounding." Because, as noted in our prior comment, "Participants" is defined to be only the "Focused Nominees," this statement could be read to disclaim information relating to participants other than the Focused Nominees, which is not appropriate. Please revise.

General

9. Throughout the proxy statement and on the form of proxy, please identify the three Company nominees whose election you do not oppose and the three Company nominees whose election you do oppose. With a view towards improved disclosure, please explain your reason for such determinations.

10. Throughout the proxy statement and on the form of proxy, you recommend that stockholders vote "against" the opposed Company nominees, but your form of proxy includes only "for" and "withhold" options. Please revise to ensure consistency between the proxy statement and form of proxy. Also update any references to marking a Company proxy card "withhold" (e.g., at the bottom of page 5) as the Company proxy materials do not include a "withhold" option for director nominees. Refer to Exchange Act Rule 14a-4(b)(4).

11. In your revised disclosure, please include the business address of each participant, as required under Item 5(b)(1)(i) of Schedule 14A.

12. With respect to each participant's principal occupation or employment for the past five years, provide the principal business of each corporation or other organization. Also include the business address of each corporation or other organization at which a participant is presently employed. Refer to Item 5(b)(1)(ii) and Item 7(b) of Schedule 14A and Item 401(e) of Regulation S-K.

13. Revise the form of proxy to clarify the effect of a stockholder marking fewer than seven "for" boxes. Refer to Rule 14a-19(e)(7).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Laura McKenzie at 202-551-4568 or Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance

Office of Mergers & Acquisitions

cc: Adam Finerman